Filed by MarketWatch.com, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  NMP, Inc., MarketWatch.com, Inc., and Pinnacor Inc.

Commission File No.:  333-108282

The following is a press release issued by MarketWatch.com, Inc. on Wednesday, October 22, 2003 in connection with its release of financial results for the quarter ended September 30, 2003.

MarketWatch.com Reports Third Quarter 2003 Financial Results

Profitability Achieved for the Quarter and Year-to-Date and Advertising Revenues Increased 30% Year-to-Year

SAN FRANCISCO, Calif., Oct. 22, 2003 - MarketWatch.com, Inc. (Nasdaq: MKTW), a leading multi-media publisher of business news and information, today announced its third quarter 2003 financial results, achieving profitability on a quarterly and year-to-date basis.

The Company's revenues for the third quarter 2003 were $11.6 million, compared to $11.0 million the same period a year ago. Net income for the third quarter 2003 was $300,000, or $0.02 per share, comparing favorably to a net loss of ($724,000), or ($0.04) per share for the third quarter 2002. The Company reported EBITDA of $1.1 million for the third quarter 2003, which was the Company's fifth consecutive quarter of EBITDA.

Cash and cash equivalents at September 30, 2003 were $47.9 million, an increase of $4.5 million from year-end 2002.

"We are very pleased with our third quarter results and are particularly encouraged by the momentum we saw in advertising," said Larry Kramer, Chairman and CEO of the Company. "While the Company has been busy working on the Pinnacor integration plan in anticipation of the pending close, the advertising sales force remains focused on consulting with customers to help them launch successful advertising campaigns using our innovative products."

Net revenues were $33.8 million for the nine months ended September 30, 2003, compared to $32.8 million for the first nine months of 2002. Net income for the first nine months of 2003 was $126,000, or $0.01 per share, compared to a net loss of ($10.5) million, or ($0.62) per share, for the same period of 2002.

Revenues

Advertising revenues, which include online and broadcast sales, totaled $5.9 million in the third quarter 2003, increasing 9% from the prior quarter and 30% from the same period last year. The increases over these periods were driven primarily by the continuing momentum from advertisers in the financial services, professional services, and travel sectors; increased revenues from the Company's sponsored link partners, Google and Sprinks; and increased interest in our direct marketing products.

"We launched creative and effective campaigns that epitomize the type of contracts we are able to structure across a combination of both branding and direct marketing solutions, " said Kramer. "Stalwart companies such as Home Depot and DHL Express are testing new waters with online advertising and MarketWatch is well positioned to continue benefiting from the encouraging trends we see in the advertising sector as a whole."

Licensing revenues totaled $5.2 million or 45% of total revenue in the third quarter 2003, compared to $5.3 million last quarter and $6.1 million for the same period last year. The decreases were largely due to the impact of several quarters' slowdown in licensing sales caused by the softness and consolidation in the financial services sector.

"We are encouraged by the signs of a rebound in the financial services sector, as evidenced by the up-tick we've seen in advertising business coming from financial services companies," said Kramer. "Our licensing business typically sells on a longer-term basis, so the recovery in our client base will take longer to appear. But MarketWatch is a valued provider of services to financial services firms, and will be even more so after the close of the Pinnacor acquisition."

Subscription revenues increased 61% over the same period last year, driven largely by demand for The Hulbert Financial Digest, The Calandra Report and the debut of the Company's highest-priced product to date, The Technical Indicator. These reports continued to attract loyal readers and fans that subscribe on an annual basis for the valuable information contained in these products. Further, in early October 2003, the Company launched its newest subscription product, Retirement Weekly, which is intended to appeal to a broader audience.

Kramer added, "Our paid subscription activities are growing nicely and are in-line with our strategy of building a large membership base and offering premium products to specific segments within that audience."

Other Financial Highlights

Gross margin decreased slightly to 60% in the third quarter 2003 compared to 61% the same quarter a year ago primarily due to an increase in employee costs in news and online operations. Operating expenses for the third quarter 2003 decreased from last quarter to $6.8 million or 59% of revenues, down from $7.6 million, or 69% for the same period a year ago. As of September 30, 2003, the Company had 202 full-time employees.

At September 30, 2003, the Company's cash and cash equivalent balance was $47.9 million. The increase in cash of $1.5 million from last quarter was primarily due to cash generated from operations of $1.3 million and the sale of common stock under the Company's stock plans of $643,000.

"With improved revenues and continued cost controls, we are pleased to report earnings for the quarter and on a year-to-year basis," said Joan Platt, CFO of the Company. "As we indicated when we announced the Pinnacor transaction (see release dated July 23, 2003), the impact of one-time restructuring charges and other deal-related costs from the pending Pinnacor acquisition is expected to cause a net loss in the fourth quarter 2003 and for the year. We anticipate the Pinnacor acquisition will be accretive to our earnings in calendar year 2004."

Pinnacor Acquisition

On July 23, 2003, the Company announced its intent to purchase Pinnacor Inc. The transaction is expected to close during the fourth quarter 2003, creating a combined company that is a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media. With the Company's strength in news, tools and charting capabilities combined with Pinnacor's broad set of financial applications and extensive customization offerings, the newly-combined company will focus on up-selling into a larger customer base.

"Pinnacor and MarketWatch are looking forward to the close of the transaction and expect to hit the ground running with respect to the integration," said Kramer. "We are most excited about the feedback we've received from customers, who recognize the benefits of the combined product suites and innovative technology offerings."

Business Highlights

  MarketWatch.com launched The Technical Indicator, its second "homegrown" paid subscription product following the launch of The Calandra Report in March. The Technical Indicator offers daily detailed technical analysis for sophisticated traders.
  CBS MarketWatch Weekend, the Company's syndicated business news magazine program, aired its 200th consecutive program over the weekend of July 12-13, completing its fourth season.
  The MarketWatch.com Radio Network added its 240th affiliate, WTOP AM/FM Washington DC, the capital's #1 station in morning and afternoon drive times.
  CBS MarketWatch named eBay's Meg Whitman as its first annual MarketWatch CEO of the Year. She was featured in a special section on the CBS MarketWatch Web site, on the syndicated business magazine show CBS MarketWatch Weekend, on the MarkWatch.com Radio Network, in addition to being featured in broadband segments on the site. Importantly, the Meg Whitman feature was sponsored in its entirety by Hewlett-Packard.

About MarketWatch.com

MarketWatch.com, Inc. (NASDAQ:MKTW) is a leading multimedia publisher of business news and information. Founded in 1997, the Company operates two award-winning Web sites, CBS MarketWatch and BigCharts. The Company produces the syndicated CBS MarketWatch Weekend TV program, airs financial reports over The CBS Television Network, and provides updates every 30 minutes on the MarketWatch.com Radio Network. MarketWatch.com licenses market news, investment analysis tools and sophisticated charting applications to financial services firms and media companies. The Company also offers subscription products for individual investors, including the Hulbert Financial Digest.

Notice Regarding Forward-Looking Statements

This media release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations and the Company assumes no obligation to update this information. The Company's actual results may differ materially from those anticipated in these forward-looking statements, which include statements relating to the continuing momentum in the advertising sector and the positive effect of this trend on the Company's business; the rebound of the financial services industry and the positive effect of this trend on the Company's business; the success of the Company's strategy of building a large membership base through its subscription activities; the effect the acquisition of Pinnacor, including the up-sell to a larger customer base, the success of the integration plan and the attractiveness of the combined product and service offerings, will have on the Company's licensing business and Web strategies; the timing of the closing of the Pinnacor acquisition; whether the Company's earnings will be diluted from a one-time restructuring charge and deal-related expenses; and whether the Pinnacor acquisition will be accretive to earnings in 2004. Factors that might contribute to such differences include, among others, the Company's ability to develop on a timely basis, as well as consumer acceptance of, the Company's new products and solutions for advertising, licensing and subscription customers; the Company's ability to attract new advertising customers; the continuation of a positive momentum in the advertising sector and the financial services industry; the level of Internet advertising in general and the amount of advertising on the Company's Web sites and other media outlets in particular; the ability of the Company and Pinnacor to consummate the transaction and in the anticipated timeframe; the ability of the Company and Pinnacor to successfully integrate their respective operations and employees; and the ability to realize anticipated synergies and cost savings from the transaction. For more information about these and other potential factors that could affect the Company's business and financial results, see the discussion of "Factors That May Affect Our Operating Results" in the Company's 10-K for the year ended December 31, 2002, the Company's report on Form 10-Q for the quarter ended June 30, 2003, as well as other recent reports the Company filed with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's Web site at www.sec.gov. For more information about the Pinnacor acquisition, see the Registration Statement on Form S-4, as amended, filed by NMP, Inc. with the SEC on August 27, 2003, which is also available on the SEC's Web site and the Company's Web site at CBS.marketwatch.com under "Investor Relations."

###

Contacts:

Joan Platt, CFO, MarketWatch.com, Inc., 415-733-0500, investor_relations@marketwatch.com

Anna Yen, IR Manager, MarketWatch.com, Inc., 415-733-0500, ayen@marketwatch.com

Web cast at http://ir.marketwatch.com/ teleconference replay at 800-475-6701 or 320-365-3844 (access code 702070)

MarketWatch.com, Inc.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

                                                  Three months ended        Six months ended
                                                    September 30,            September 30,
                                               ----------------------   -----------------------
                                                  2003        2002        2003         2002
                                               ----------  ----------  -----------  -----------
Net revenues (1):
   Advertising............................... $    5,907  $    4,556  $    16,481  $    13,545
   Licensing.................................      5,214       6,143       16,176       18,667
   Subscriptions.............................        455         283        1,137          598
                                               ----------  ----------  -----------  -----------
      Total net revenues.....................     11,576      10,982       33,794       32,810

Cost of net revenues.........................      4,601       4,306       13,028       12,394
                                               ----------  ----------  -----------  -----------
Gross profit.................................      6,975       6,676       20,766       20,416
                                               ----------  ----------  -----------  -----------
Operating expenses:
   Product development.......................      1,444       1,898        5,040        5,194
   General and administrative................      2,812       2,685        8,542        8,584
   Sales and marketing.......................      2,534       2,755        7,383        8,135
   CBS in-kind advertising...................         --         242           56        9,555
                                               ----------  ----------  -----------  -----------
      Total operating expenses...............      6,790       7,580       21,021       31,468
                                               ----------  ----------  -----------  -----------
Loss from operations.........................        185        (904)        (255)     (11,052)
Interest income..............................        115         180          384          545
Income tax...................................         --          --           (3)          --
                                               ----------  ----------  -----------  -----------
Net loss..................................... $      300  $     (724) $       126  $   (10,507)
                                               ==========  ==========  ===========  ===========

Basic net income (loss) per share:            $     0.02  $    (0.04) $      0.01  $     (0.62)
                                               ==========  ==========  ===========  ===========

Diluted net income (loss) per share:          $     0.02  $    (0.04) $      0.01  $     (0.62)
                                               ==========  ==========  ===========  ===========
Weighted average shares used to compute
   basic net income (loss) per share.........     17,382      17,028       17,267       16,925
                                               ==========  ==========  ===========  ===========

Weighted average shares used to compute
   diluted net income (loss) per share.......     18,754      17,028       18,503       16,925
                                               ==========  ==========  ===========  ===========

Supplemental financial data (2):
   Net loss ................................. $      300  $     (724) $       126  $   (10,507)
   Depreciation and amortization.............        856       1,215        2,883        3,629
   Interest income...........................       (115)       (180)        (384)        (545)
   Tax expense...............................         47          73          186          216
                                               ----------  ----------  -----------  -----------
EBITDA....................................... $    1,088  $      384  $     2,811  $    (7,207)
                                               ==========  ==========  ===========  ===========

(1) The Company reclassified prior period revenues to be comparable with current year's presentation.

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company has presented EBITDA because it is a common alternative measure of performance and management believes EBITDA is an appropriate measure of evaluating the operating liquidity performance of the Company.

MarketWatch.com, Inc.
Condensed Balance Sheets
(in thousands)

                                                        September 30,  September 31,
                                                            2003          2002
                                                         -----------  -----------

                        Assets
Current assets:
   Cash and cash equivalents........................... $    47,855  $    43,328
   Accounts receivable, net............................       5,804        5,364
   Prepaid expenses....................................       2,255          696
                                                         -----------  -----------
         Total current assets..........................      55,914       49,388

Property and equipment, net............................       4,435        6,680
Goodwill, net..........................................      22,429       22,429
Other assets...........................................         128          148
                                                         -----------  -----------
         Total assets.................................. $    82,906  $    78,645
                                                         ===========  ===========
         Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable and accrued expenses............... $     9,439  $     7,431
   Deferred revenue....................................       1,464          917
                                                         -----------  -----------
         Total current liabilities.....................      10,903        8,348
                                                         -----------  -----------
Stockholders' equity:
   Preferred stock.....................................          --           --
   Common stock........................................         180          171
   Additional paid-in capital..........................     322,508      320,993
   Contribution receivable.............................          --          (56)
   Accumulated deficit.................................    (250,685)    (250,811)
                                                         -----------  -----------
         Total stockholders' equity....................      72,003       70,297
                                                         -----------  -----------
         Total liabilities and stockholders' equity.... $    82,906  $    78,645
                                                         ===========  ===========

Additional Information About the Merger and Where to Find It

In connection with the proposed merger (the "Merger") of the Company and Pinnacor Inc. ("Pinnacor"), NMP, Inc. ("NMP") together with the Company and Pinnacor has filed a registration statement on Form S-4 (Commission File No. 333-108282) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") which included a preliminary joint proxy statement- prospectus. In addition, the Company and Pinnacor will prepare and file with the Commission and mail to their respective stockholders a definitive joint proxy statement-prospectus and other documents regarding the proposed Merger.  Investors and security holders of the Company and Pinnacor are urged to read the definitive joint proxy statement-prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about NMP, the Company, Pinnacor and the proposed Merger. The joint proxy statement-prospectus and other relevant materials (when they become available), and any other documents filed by NMP, the Company and Pinnacor with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov and on the Company's Web site at www.cbs.marketwatch.com under "Investor Relations."

Both of the Company, Larry Kramer, and the Company's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of the Company and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of the Company's common stock or Pinnacor's common stock, as applicable.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the preliminary joint proxy statement-prospectus included with the Registration Statement and the definitive joint proxy statement-prospectus when it becomes available.